Exhibit 12

Toy “R” Us, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(In Millions, Except Ratio Data)

	Fiscal Years Ended
($ In millions)	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010
Consolidated pretax (loss) earnings from continuing operations	$(867)	$92	$150	$132	$344
Noncontrolling interest	3	1	2	(1)	(8)
Interest capitalized during period	—	(1)	(1)	(1)	—
Total fixed charges	714	716	688	756	677
Adjusted (loss) earnings from continuing operations	$(150)	$808	$839	$886	$1,013

Fixed Charges
Interest expense	$524	$480	$442	$521	$447
Interest capitalized during period	—	1	1	1	—
Interest portion of rental expense	190	235	245	234	230
Total Fixed Charges	$714	$716	$688	$756	$677
Ratio of Earnings to Fixed Charges	(0.21)	1.13	1.22	1.17	1.50
(a) For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor and (iii) amortization of debt issuance costs. Fixed charges consist of interest expense, amortization of debt issuance costs and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	$609	$628	$588	$570	$519
Capitalization factor	4.4	4.6	5.2	5.0	5.3
Weighted average cost of long-term debt	7.1%	8.1%	8.0%	8.2%	8.3%
Interest in rent expense	$190	$235	$245	$234	$230
% of interest to rent expense	31%	37%	42%	41%	44%